Exhibit 3

RESULTS1Q19 April 25, 2019

Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS. Copyright CEMEX Latam Holdings, S.A. and its subsidiaries. 2

Financial Results Summary Net Sales (US$M) Operating EBITDA (US$M) Margin EBITDA (%) -12% 292 258 1Q18 1Q19 -19% 68 55 1Q18 1Q19 1Q18 23.2% 0pp -2. 1Q19 21.2% Increased sales in Colombia, Guatemala and El Salvador, were more than offset by lower sales in Panama and Costa Rica, in local-currency terms; our net sales in U.S.-dollar and local-currency terms declined by 12% and 4%, respectively, during 1Q19 YoY The U.S.-dollar appreciated during 1Q19 YoY versus the Colombian peso and the Costa Rican Colon by 11% and 7%, respectively, and by 5% versus the currencies of both Nicaragua and Guatemala Our EBITDA during the quarter declined by US$13 million, mainly due to lower volumes, increased energy and distribution costs, as well as the U.S. dollar appreciation 3

Consolidated Volumes andPrices Domestic gray cement Ready-mix concrete Aggregates 1Q19 vs. 1Q19 vs. 1Q18 4Q18 Volume -1% -2% Price (USD) -8% 3% Price (LtL1 ) -1% 1% Volume -4% -3% Price (USD) -9% 1% Price (LtL1 ) -2% -1% Volume -11% 1% Price (USD) -5% 0% Price (LtL1 ) 3% -2% (1) Like-to-like prices adjusted for foreign-exchange fluctuations Improved cement and ready-mix volumes in Colombia, Guatemala and El Salvador, were more than offset by lower volumes in Panama, Costa Rica and Nicaragua In our cement business, improved prices in local-currency terms in Colombia, Costa Rica and Rest of CLH, were more than offset by lower prices in Panama, on a year-over-year basis In Colombia, our cement prices as of March 2019 versus December 2018 were 7% higher in U.S.-dollar terms and 4% higher in local-currency terms, reflecting the successful price increase implemented in January of this year 4

EBITDA Variation 3M19 -19% 68 -9 4 -4 -2 1 -4 55 EBITDA Vol Price O. Costs Dist SG&A FX EBITDA 3M18 3M19 23.2% EBITDA Margin 3M18 -2.0pp 21.2% EBITDA Margin 3M19 5

REGIONAL HIGHLIGHTS 1Q 1 9 R e s u l t s

Results Highlights Colombia

Colombia –Results Highlights Financial Summary US$ Million Volume Price (Local Currency) 1Q19 1Q18 % var Net Sales 128 136 -6% Op. EBITDA 22 25 -13% as % net sales 17.1% 18.5% (1.4pp) 1Q19 vs. 1Q18 1Q19 vs. 4Q18 Cement 8% -3% Ready-mix 8% 5% Aggregates -4% 3% 1Q19 vs. 1Q18 1Q19 vs. 4Q18 Cement 2% 3% Ready-mix -1% 1% Aggregates 8% 1% We are pleased with our cement volume and price performance during 1Q19 our volumes increased by 8% YoY, while our prices in local-currency terms increased by 2% year-over-year and by 3% sequentially Our BITDA during 1Q19 declined in U.S. dollar and local-currency terms by 13% and 4%, respectively, while our net sales during the quarter declined by 6% in U.S.-dollar terms, but increased by 4% in local-currency terms EBITDA margin declined by 1.4pp, higher volumes and prices, as well as lower fixed costs and SG&A, which in total accounted for an improvement of 3pp, were more than offset by increased variable costs, which accounted for 4.5pp of margin erosion 8

Colombia –Residencial Sector For the full year 2019, we expect industry cement volumes to the residential sector to increase in the low-single digits, supported by the self-construction and social-housing segments We estimate that cement dispatches to the residential sector remained relatively stable during 1Q19; improved demand to the informal or self-construction segment, as well as to the social housing segment, was offset by lower volumes to the mid-to-high-income segment Informal housing volumes during the quarter were driven by the economic recovery, and improved consumer confidence, which as of March returned to positive after 6 consecutive months in negative territory The social-housing segment showed a mild recovery during the quarter, housing starts improved during the last twelve months by 2% and year-to-date February by 6%, the continuation of the “Mi Casa Ya” subsidy program for new-home acquisition is supporting volumes to this sector 9

Colombia –Infrastructure Sector During 2019, we expect industry cement volumes to the infrastructure sector to increase in the mid-single digits The infrastructure sector continued its positive performance during the first quarter of 2019, our volumes to this sector were supported by projects in Bogotá, as well as to other projects across the country, including the Picacho cable-car project in Medellín 4G projects continue advancing at good pace, for 2019, we estimate total ready-mix volumes for 4G projects to reach more than 600,000 m3, 38% more compared to those of the previous year Projects worth close to US$500 million were recently awarded in Bogotá and should begin construction soon, and we expect that the Bogotá Metro will be awarded in September and start construction next year 10

Colombia –Maceo Project Update As already disclosed, we recently reached a new agreement with the government agency “Sociedad de Activos Especiales”, that will allow us to continue using the assets that are subject to domain extinction process for at least 21 years This agreement is a relevant milestone and should support our efforts to obtain the pending permits required to operate the plant; we are doing everything under our control to get these permits and are optimistic that we may obtain them by the end of 2019. Once the permits are granted, we will be able to start building the remaining segments of the access road to the plant Operating Maceo will allow us to optimize our costs and grow profitably at improved levels of cement dispatches 11

Results Highlights Panama

Panama –Results Highlights Financial Summary US$ Million Volume Price (Local Currency) 1Q19 1Q18 % var Net Sales 50 61 -18% Op. EBITDA 14 21 -33% as % net sales 27.7% 33.6% (5.9pp) 1Q19 vs. 1Q18 1Q19 vs. 4Q18 Cement -14% 0% Ready-mix -29% -11% Aggregates -31% -5% 1Q19 vs. 1Q18 1Q19 vs. 4Q18 Cement -5% -3% Ready-mix -2% -2% Aggregates -4% -8% Cement demand remained weak during 1Q19, we estimate that industry demand declined by 12%, or by 13% adjusting for one additional working day; cement imports reached an estimated 9% participation during the quarter Lower cement demand was due to high levels of inventory in apartments and offices, as well as to project delays in the infrastructure sector. However, we are optimistic in the infrastructure sector going forward, as relevant projects should start soon During the quarter, our EBITDA margin declined by 5.9pp, lower sales and higher freight costs, were partially offset by lower maintenance costs related to the major shutdown of kiln 1 done during the 1Q18, not performed this year 13

Panama –Sector Highlights We now expect our Panama cement volumes to decline from 4% to 7% during the full year 2019 In 2019, we expect the infrastructure sector to be the main driver of demand, already awarded projects worth more than US$2 billion should start construction during the next 6 months, these are the fourth bridge over the canal, the Corredor de las Playas highway, the second phase of the urban renovation of Colon City, as well as the connection of the metro’s second line to the airport For the full year 2019, we expect national cement demand to bottom out and decline in the mid-single digits, the second quarter has an easier base of comparison because of the construction-workers strike which took place during April and May of last year 14

Results Highlights Costa Rica

|| Costa Rica – Results Highlights

CEMEX LatAm Holdings

Financial Summary
US$ Million

	1Q19	1Q18	% var
Net Sales	28	36	-22%
Op. EBITDA	10	10	3%
as % net sales	35.6%	26.8%	8.8pp

Volume

	1Q19 vs. 1Q18	1Q19 vs. 4Q18
Cement	-20%	1%
Ready-mix	-8%	-12%
Aggregates	20%	3%

Price
(Local Currency)

	1Q19 vs. 1Q18	1Q19 vs. 4Q18
Cement	2%	0%
Ready-mix	9%	-2%
Aggregates	-3%	-3%

We estimate that national cement demand declined by 9% during 1Q19;

our cement volume performance also reflects a high base of comparison in the same period of last year, as the new competitor commissioned its grinding mill in May 2018, and relevant projects ramped-up volumes during 1Q18

Our cement and ready-mix prices in local-currency terms improved by 2% and 9%, respectively, during the quarter on a year-over-year basis

EBITDA margin improved 8.8pp,

mainly due to the kiln maintenance performed during 1Q18, which will be done this year during the second quarter. Additionally, the improvement was because of higher prices, a bad-debt provision made last year, and lower fixed costs. These improvements were partially offset by lower volumes and higher freight costs

16

Costa Rica –Sector Highlights Considering the lower industry demand expectation, as well as the presence of the new competitor for the full year, we now expect our volumes to decline from 8% to 12% during 2019 For the rest of 2019, we expect that the main driver of demand will be the infrastructure sector, volume ramp-up from ongoing projects, as well as projects about to start like Ruta 1: Cañas-Limonal and Limonal-San Gerardo, should provide volume support; most of these projects are financed by multilateral development banks Improved infrastructure volumes might not be enough to offset the weakness in the residential and the industrial-and-commercial sectors considering this, as well as the slow start of the year, we now expect that national cement demand will decline in the mid-single digits during 2019 17

Results Highlights Rest of CLH

Rest of CLH –Results Highlights Financial Summary US$ Million Volume Price (Local Currency) 1Q19 1Q18 % var Net Sales 57 63 -10% Op. EBITDA 17 22 -22% as % net sales 30.2% 35.1% (4.9pp) 1Q19 vs. 1Q18 1Q19 vs. 4Q18 Cement -5% -4% Ready-mix -39% -42% Aggregates -62% -1% 1Q19 vs. 1Q18 1Q19 vs. 4Q18 Cement 1% 1% Ready-mix 4% 5% Aggregates 5% 4% Our cement volumes decreased by 5% during the quarter, improved cement volumes in Guatemala and El Salvador were more than offset by lower volumes in Nicaragua Net sales during the quarter in U.S. dollar and local-currency terms declined by 10% and 6%, respectively, improved sales in Guatemala and El Salvador were more than offset by lower sales in Nicaragua, in local-currency terms EBITDA margin declined by 4.9pp, mainly due to higher purchased-clinker costs in Guatemala. In Nicaragua, the margin remained relatively stable as the unfavorable volume impact was mostly offset by lower operating costs 19

Nicaragua –Sector Highlights Due to the effect of the political unrest on the construction sector, we expect our volumes in Nicaragua to decline from 10% to 20% in 2019 The socio-political crisis remains unresolved one year after its initiation, and continues to take a toll in economic activity and cement demand Our cement volumes during he quarter declined by 19% on a year-over-year basis, government sponsored projects funded by multilateral banks should continue during 2Q19, but there is no visibility afterwards. The self-construction sector should continue supporting cement consumption in the country 20

Guatemala –Sector Highlights We expect our cement volumes in Guatemala to increase in the low-single digits during 2019 Our cement volumes increased by 4% and our ready-mix volumes declined by 21%, during the quarter, the decline in ready-mix volumes was due to a high base of comparison in the same period of last year, when some relevant projects were heavily consuming We estimate that national cement demand increased in the mid- to high- single digits during the quarter, supported by improved construction activity related to the general elections which will take place in June, as well as higher volumes to the residential sector 21

OTHER INFORMATION 1Q 1 9 R e s u l t s

|| Free Cash Flow

CEMEX LATAM HOLDINGS

US$ Million	1Q19	1Q18	% var
Operating EBITDA	55	68	-19%
- Net financial expense	14	15	
- Maintenance Capex	5	7	
- Change in working cap	6	34	
- Taxes paid	13	12	
- Other cash items (net)	-1	26	
- Free cash flow discontinued operations	0	2	
Free Cash Flow After Maintenance Capex	17	-28	n/a
- Strategic Capex	0	1	
Free Cash Flow	17	-28	n/a

Our free cash flow improved by US$45 million,
to US$17 million during this quarter from negative US$28 million during 1Q18. The improvement was mainly due to a lower working capital investment, and the effect of the US$25 million fine paid in Colombia during 1Q18, both of which more than offset lower EBITDA

Financial expenses during 1Q19 were US$1.3 million lower than those of 1Q18, this interest expense reduction was achieved due to the reduction in debt made during the last twelve months

We are pleased with our working capital management,
our average working capital days during the quarter were reduced to negative 15, from negative 10 during the same period of last year

23

Income Statement Items Our controlling interest net income reached US$16 million during the quarter, compared to US$30 million during 1Q18. The decline in net income was due to lower operating earnings before other expenses, net, and lower other income, net, partially offset by lower financial expenses and income taxes Other income and expenses, net, was positive US$3 million during the quarter, compared to positive US$19 million during 1Q18. In both cases, the positive effect is due to the U.S.-dollar depreciation against the Colombian peso that happened from December to March in both periods 24

Consolidateddebt as of March 31, 2019 US$ Million 480 324 7 2019 2020 2021 2022 2023 Type Currency Cost US$ M Banks COP 8.88% 7 Intercompany USD 6ML + 250 bps 130 Intercompany USD 6ML + 255 bps 194 Intercompany USD Fixed 5.65% 480 Other debt (Leases) 24 Average Cost / Total USD 5.55%1 835 (1) Average Cost of USD denominated debt The term “Intercompany” refers to debt with subsidiaries of CEMEX, S.A.B. de C.V. US$835 M total debt Our total debt reflects US$24 million of additional debt related to the IFRS16 accounting treatment for operating leases 3.4x Net Debt / EBITDA Interest Rate Variable Fixed 59% 41% 25

2019 Guidance Volume YoY% Colombia Panama Costa Rica Cement Ready - Mix Aggregates 0% to 1% 1% to 3% 1% to 3% Cement Ready - Mix Aggregates -7% to -4% -4% to 0% 5% to 7% Cement Ready - Mix Aggregates -12% to -8% -6% to -4% 5% to 7% Consolidated volumes: - Cement: -4% to -2% - Ready-mix: -2% to 0% - Aggregates: -2% to -1% Total Capex US$42 M Maintenance Capex US$35 M Strategic Capex US$7 M Consolidated Cash taxes US$66 M 26

RESULTS 1Q19 A p r i l 2 5 , 2 0 1 9